NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

August 20, 2013

Anu Dubey, Attorney Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust/Nysa Fund

Investment Company Act File No: 811-07963

Amendment #23-24  on Form N-1A

Dear Ms. Dubey:

On August 19, 2013, Nysa Series Trust (Registrant) filed Amendment #23-24 to its Registration Statement on Form N-1A (Amendment), together with requests for acceleration of that amendment made on behalf of Registrant and Pinnacle Investments, LLC (Principal Underwriter).

We are writing to you to address the staff’s comments on the Amendment, as conveyed this morning to Fund counsel.  We understand that the staff has requested that certain changes be made to Part A of the Amendment (Prospectus), and that these changes may be made subsequent to the effectiveness of the Amendment in a filing to be made under Rule 497.  Specifically, we understand that the staff has requested that Registrant revise each of the paragraphs set forth below.  Accordingly, on behalf of Registrant, we hereby represent that the following revisions will be made to the Prospectus:  (1) the last sentence of first paragraph set forth below will be revised to reflect a current investment focus in the health care industry rather than the pharmaceutical preparations industry, and (2) the second paragraph set forth below will be revised to reflect the specific risks attendant to that investment focus.

Subject to the fundamental investment policies and restrictions of the Fund, many of which are described in the Fund Statement of Additional Information dated August 21, 2013, the Fund may emphasize investments in various market sectors from time to time.  The Fund’s ability to invest up to 25% of its portfolio assets in a single industry or group of industries may offer greater opportunities for capital appreciation, but may also subject the Fund to a greater risk of loss and price fluctuation.  The Fund is not a “sector fund,” and, as such may change its investment emphasis. As of the date of this prospectus, the Fund’s portfolio reflects an investment focus in the pharmaceutical preparations industry.

Risk of Current Focus on Pharmaceutical Industry.  The Fund may invest up to 25% of its assets in the securities of issuers in a particular industry or group of industries.  From time to time, a relatively high percentage of the assets of the Fund may be invested in a limited number of industries, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of an investment company that invests its assets in a more diverse array of sectors. The success of the Fund’s current investment focus on the pharmaceutical industry is dependent on the overall condition of this industry, which could be adversely affected by various factors including, among others, political, economic and regulatory factors.

If you should have any questions concerning our responses to the staff’s comments, please call Patricia C. Foster, Esq. at 585-387-9000.

Very truly yours,

Pinnacle Advisors LLC

By:

/S/Robert Cuculich

Robert Cuculich

Its:

President

CC:

Board of Trustees of Nysa Series Trust

Patricia C. Foster, Esq.